Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
November 8, 2006.

Item 3	News Release
The news release was disseminated on November 8, 2006 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources is pleased to announce the appointment of Peter Tomsett on November 7, 2006 to its board of directors. Mr. Tomsett has over 25 years of experience in the mining industry, 20 years of which he served with Placer Dome Inc. Most recently, he served as president and chief executive officer of Placer Dome Inc. until its acquisition by Barrick Gold Corporation in January 2006.

Item 5	Description of Material Change
See attached news release 06-38.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
November 9, 2006.

November 8, 2006 News Release 06-38	Trading Symbols: Nasdaq National Market: SSRI TSX: SSO

SILVER STANDARD ANNOUNCES THE APPOINTMENT OF PETER TOMSETT
TO THE BOARD OF DIRECTORS

Vancouver, B.C. - Silver Standard Resources is pleased to announce the appointment of Peter Tomsett on November 7, 2006 to its board of directors. Mr. Tomsett has over 25 years of experience in the mining industry, 20 years of which he served with Placer Dome Inc. Most recently, he served as president and chief executive officer of Placer Dome Inc. until its acquisition by Barrick Gold Corporation in January 2006.

Mr. Tomsett graduated with a Bachelor of Engineering (Honors) in Mining Engineering from the University of New South Wales, later attaining a Master of Science (Distinction) in Mineral Production Management from the Imperial College in London. He has been a director of the World Gold Council and the International Council for Mining and Metals.

As Silver Standard makes the transition from exploration to production, Mr. Tomsett’s industry experience will assist the company in making this transition effectively and efficiently. Mr. Tomsett’s international experience in operations and as a senior executive in the mining industry will also provide Silver Standard's board of directors with additional expertise in prioritizing the company’s projects for development.
(SSRI-CO)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in jurisdictions in which the company operates, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.